SENMIAO TECHNOLOGY LIMITED

16F, Shihao Square, Middle Jiannan Blvd.

High-Tech Zone, Chengdu

Sichuan, People’s Republic of China 610000

April 11, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jessica Livingston

Re:	Senmiao Technology Limited

Registration Statement on Form S-3 (File No. 333-230397)

Acceleration Request

Dear Ms. Livingston:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Senmiao Technology Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 10:00 a.m. Eastern Standard Time on Monday, April 15, 2019, or as soon as practicable thereafter.

Very truly yours,

/s/ Xi Wen
Name: Xi Wen
Title: Chief Executive Officer